GreenKissNY Inc. 1-A

Exhibit 6.13

SETTLEMENT AND TRADEMARK TRANSITION AGREEMENT

This SETTLEMENT AGREEMENT (the “Agreement”) dated as of March 11, 2016 (“Effective Date”), is entered by and between Nexus Staffing, Inc., a New York corporation with an address of 99 Tulip Ave, Suite 105, Floral Park, NY 11001 (“Nexus”) and Nexus Staffing Specialists Inc., a New York Corporation with an address of 75 South Broadway, Suite 472, White Plains, NY 10601 (“Nexus Staffing Specialists”) (each a “Party” and collectively, the “Parties”).

WHEREAS Nexus is the owner of the trademark NEXUS for “Employment agency services, namely, filling the temporary and permanent staffing needs of businesses; Employment hiring, recruiting, placement, staffing and career networking services; Professional staffing and recruiting services” in class 035, as registered in U.S. Registration No. 4,722,627 (the “Nexus Mark”);

WHEREAS Nexus Staffing Specialists has used the mark NEXUS in connection with “temporary staffing” and “recruiting” services since 2012;

WHEREAS Nexus Staffing Specialists has been made aware of Nexus’ senior rights in the Nexus Mark;

WHEREAS the Parties desire to enter into this Agreement to settle and resolve all disputes concerning the Nexus Mark;

THEREFORE, for the mutual covenants contained herein and for good and valuable consideration, the sufficiency of which the Parties hereby acknowledge, the Parties hereby agree as follows:

1.

Acknowledgment Of Rights

1.1.

Identity of Marks. Nexus Staffing Specialists acknowledges that the mark Nexus as used by Nexus and Nexus Staffing Specialists are substantially identical.

1.2.

Nexus Senior Rights. Nexus Staffing Specialists acknowledges that Nexus’ rights in the Nexus Mark are subsisting, valid, and senior to Nexus Staffing Specialists’ rights in the Nexus mark.

1.3.

No Challenge by Nexus Staffing Specialists. Nexus Staffing Specialists shall not challenge the ownership, applicability, validity or enforceability of the Nexus Mark or any variations of it, nor any registration or application for registration of those rights, nor shall Nexus Staffing Specialists assist any party in doing so.

2.

Termination Of Use By Nexus Staffing Specialists

2.1.

Termination of Use. Except as otherwise provided for herein in section 2.2 of this Agreement, Nexus Staffing Specialists will terminate within sixty (60) days of execution of this Agreement all use, including without limitation all online, printed, advertising and signage use, of marks confusingly similar to the Nexus Mark, including without limitation the mark “Nexus Staffing Specialists.”

2.2.

Trademark Transition. Notwithstanding the foregoing, Nexus Staffing Specialists may continue until no later than April 30, 2016 to advise consumers that it was formerly known as “Nexus Staffing Specialists.”

3. Payment By Nexus Staffing Specialists Inc.

3.1.

Payment. Within seven (7) days of execution of this Agreement, Nexus Staffing Specialists Inc. shall pay to Nexus three thousand seven hundred fifty dollars ($3,750), payable to “Sonnabendlaw as Attorney for Nexus Staffing, Inc.”, the payment to be made by bank check or similar instrument and delivered to Jeffrey Sonnabend, SonnabendLaw, 600 Prospect Avenue, Brooklyn, NY 11215-6012.

4. Dismissal Of Action

4.1.

Dismissal of Actions. Within fourteen (14) days of payment provided for in section 3.1 of this Agreement, Nexus will dismiss the pending action Nexus Staffing, Inc., v. Nexus Staffing Specialists Inc., civil action no. 1:16-cv-00478 presently pending in the United States District Court for the Eastern District of New York.

4.2.

No Further Action. Provided that Nexus Staffing Specialists remains in compliance with all material terms of this Agreement, Nexus will take no action against Nexus Staffing Specialists and will seek no damages or other compensation from Nexus Staffing Specialists for its use of the Nexus Mark other than that provided for in section 3.1. Nothing in this section shall prohibit Nexus from seeking enforcement against Nexus Staffing Specialists of the terms of this Agreement or commencing and maintaining any action against Nexus Staffing Specialists for its use of the Nexus Mark in the event that Nexus Staffing Specialists does not remain in compliance with all material terms of this Agreement.

5. Release

5.1.

Subject to the full performance of all of their respective obligations hereunder, each Party hereby releases, acquits, satisfies and forever discharges the other Party and all of its officers, directors, shareholders, representatives, employees, agents, insurers, successors, and assigns from all causes of action, suits, debts, sums of money, accounts, bills, covenants, contracts, controversies, agreements, promises, liabilities, damages, judgments, claims, and demands that exist as of the Effective Date, arising from or relating to the Parties’ use of the Nexus Mark, excluding their rights to enforce the terms of this Agreement.

6. Miscellaneous Provisions

6.1.

Material Breach. If Nexus discovers a material breach or default under this Agreement, Nexus shall provide Nexus Staffing Specialists with a written notification of the material breach and give Nexus Staffing Specialists thirty (30) days to cure. Nexus shall provide Nexus Staffing Specialists with written notice of material breach upon Nexus Staffing Specialists’ failure to cure any material breach or default under this Agreement within thirty (30) days after receiving written notice thereof from Nexus. Notwithstanding the foregoing, the right to cure provided for in this section shall not apply to any second or subsequent material breach or default by Nexus Staffing Specialists.

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6.2.

Relationship of the Parties. The Parties to this Agreement are independent contractors, and nothing in this Agreement shall create a joint venture, partnership, employment relationship, franchise relationship or taxable entity between the Parties.

6.3.

Notices. Except as otherwise set forth herein, any notice required or permitted to be given under this Agreement shall be in writing to the address indicated in the preamble of this Agreement.

6.4.

No Waiver. No waiver of any default under this Agreement will apply to any subsequent default, whether of a similar nature or not, nor will any such waiver be construed as a waiver of any other provision of this Agreement.

6.5.

Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

6.6.

Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the neuter gender shall include the feminine and masculine genders and vice versa. The headings in this Agreement are for convenience only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any of its provisions.

6.7.

Successors and Assigns. All of the covenants, terms, provisions and agreements contained in this Agreement, including but not limited to the benefit of any consent granted herein, shall be binding upon, and inure to the benefit of, the Parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

6.8.

Entire Agreement. This Agreement embodies the Parties’ entire agreement and supersedes and cancels any prior agreement, express or implied, written or oral, with respect to its subject matter. No modification, deletion, amendment of any provision is binding unless in writing signed by each party’s authorized representative.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement

Nexus Staffing, Inc.:	Nexus Staffing Specialists, Inc.:

/s/ Finny Varghese	/s/ Ann Anderson

Date March 21, 2016	Date March 11, 2016
By [name and title]:	By [name and title]:
Finny Varghese - President	Ann Anderson CEO

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